Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

W. R. Berkley Corporation:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for equity investments measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee) effective January 1, 2018 due to the adoption of ASU 2016-01, Financial Instruments.

/s/ KPMG LLP

New York, New York

November 6, 2020